Frederic Dorwart, Lawyers PLLC

Attorneys at Law

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Tulsa, Oklahoma 74103

MEMORANDUM

date:	December 10, 2018

subject:	Responses to Comments from SEC regarding the Cavanal Hill Funds’ (“CHF,” the “Funds” or, individually, a “Fund”)
•	Post-Effective Registration Statement filed October 20, 2018

from:	Amy E. Newsome Frederic Dorwart, Lawyers, Fund Counsel

to:	Kim Browning, Securities Exchange Commission (“SEC”)

cc:	Cheryl Briggs, Jim Huntzinger, Brian Henderson, Bill King

The following comments were provided by Ms. Kim Browning (the “SEC Reviewer”) in a phone conversation with Amy Newsome, Legal Counsel to CHF, on November 20, 2018. Please see CHF’s responses to the comments (the “Response to Comments”) and let us know if you have any further questions. CHF would like to be in a position to file its Registration Statement the week of December 17, 2018.

Comment #1: Statutory Prospectus – Cover. The incorrect effective date box was checked – rather than “(b)”, one of the “(a)” boxes should have been checked.

Fund Response: The incorrect box was checked inadvertently – the “On December 26, 2018 pursuant to paragraph (a)(1)” box should have been checked.

Comment #2: Statutory Prospectus – The page prior to the Table of Contents. Please confirm in Response to Comments that the new disclosure language is intended to be in compliance with the new SEC “Optional Internet Availability of Investment Company Shareholder Reports” Rule [Release Nos. 33-10506; 34-83380] (the “Rule”) and that such statement will be included in communications following the effective date of the Rule, January 1, 2019.

Fund Response: CHF confirms that the referenced language is intended to be in compliance with the Rule and that it plans to include such language in client communications following the effective date in accordance with such Rule.

Comment #3: Statutory Prospectus – Universal, where there is similar language [Limited Duration Fund, Moderate Duration Fund, Bond Fund, Ultra Short Tax-Free Income Fund]. Item 9(b)(2) of Form N-1A requires: “Explain in general terms how the Fund’s adviser decides which securities to buy and sell (e.g., for an equity fund, discuss, if applicable, whether the Fund emphasizes value or growth or blends the two approaches).” The SEC Reviewer requests additional detail regarding the totality of the sale decision and/or strategy in situations where there is a ratings requirement. For example, are there any automatic sell triggers?

Fund Response: The prospectus for each of the identified Funds provides that “If the rating of a security is downgraded after purchase, the portfolio management team will determine whether it is in the best interest of the Fund’s shareholders to continue to hold the security.” None of the Funds apply any automatic trigger. In making their determination, the portfolio managers consider factors similar to those that they consider when buying a security, including other investment opportunities, with a particular focus on performance and expected performance. The quoted statement has been enhanced to read as follows:

If the rating of a security is downgraded after purchase, the portfolio management team will evaluate the fundamentals of the security and consider other investment opportunities in determining whether it is in the best interest of the Fund’s shareholders to continue to hold the security.

Comment #4: Statutory Prospectus – Page 51-52 (possibly elsewhere). The SEC Reviewer noted references to the liquidated Intermediate Tax-Free Bond Fund that should be deleted.

Fund Response: CHF has made the specified deletions and has confirmed that there are not any other references.

Comment #5: Statutory Prospectus – U.S. Treasury Fund. Please consider not including the Premier Share Class that is not available for sale in the Funds’ Registration Statement.

Fund Response: The Fund decided to no longer include the Premier Share Class in its Registration Statement.

Comment #6: Statutory Prospectus – Universal, All Funds. For each Fund that discloses a fee waiver in the footnotes to the “Fees and Expenses” table, confirm that the applicable fee waiver agreement has been filed or include a copy of the contract in the 485B filing. Additionally, describe any ability for recoupment or state, “none” in Response to Comments.

Fund Response: A copy of each contract that provides current fee waivers is either on file or shall be filed in Part C of CHFs’ next 485B filing. None of the fee waivers is subject to a right of recoupment.

Comment #7: Statutory Prospectus – Universal, where there is similar language [U.S. Treasury Fund, Government Securities Money Market Fund, Limited Duration Fund, Moderate Duration Fund, Bond Fund, Active Core Fund, Opportunistic Fund] – Average Annual Total Returns table introductory language. Where there is a new share class or a share class that reflects the performance of a predecessor share class, please confirm that the returns shown are lower than actual returns would be because the presentation shows a higher cost share class.

Fund Response: The Fund confirms that the share class used for periods prior to commencement is the most similar with higher expenses. As such, actual returns would have been higher.

Comment #8: Statutory Prospectus – Limited Duration Fund and Moderate Duration Fund. Please include an explanation of what duration means, either as part of Item 4 or Item 9.

Fund Response: Each of the referenced Funds has added the following description of the concept of duration to its Principal Investment Strategy:

Duration provides a measure of a fund’s sensitivity to changes in interest-rates. In general, the longer a fund’s duration, the more its price will fluctuate when interest rates change. A fund with a duration of ten years is twice as sensitive to interest rate changes as a fund with a five-year duration. A fund with a five-year duration would generally be expected to lose 5% from its net asset value if interest rates rose by one percentage point or gain 5% if interest rates fell by one percentage point.

Comment #9: Statutory Prospectus – Universal, where applicable [Limited Duration Fund, Moderate Duration Fund, Bond Fund, Strategic Enhanced Yield, Ultra Short Tax-Free Income Fund, Opportunistic Fund, World Energy Fund]. Investments in tiers below the four highest rating categories are considered speculative and there must be a “junk bond” risk if a Fund is invested in such lower-rated securities.

Fund Response: Each of the Limited Duration Fund, Moderate Duration Fund, Bond Fund and Ultra Short Tax-Free Income Fund invests in securities rated within the four highest rating categories assigned by a nationally recognized statistical ratings organization, or, if not rated, found by the Adviser under guidelines approved by the Trust’s Board of Trustees to be of comparable quality at the time of purchase (the Ultra Short Tax-Free Income Fund actually imposes a higher standard with respect to a portion of its net assets - obligations within the three highest ratings categories at the time of purchase). The Principal Investment Strategy for each of the Strategic Enhanced Yield Fund, Opportunistic Fund and World Energy Fund permit investment in securities with lower ratings and each has identified “High Yield Securities Risk” as a Principal Investment Risk noting that such securities are commonly referred to as “junk bonds.”

Comment #10: Statutory Prospectus – Universal, where applicable [Limited Duration Fund, Moderate Duration Fund, Bond Fund and Active Core Fund (Strategic Enhanced Yield Fund is addressed below in Response to Comment #13)]. For Funds that invest in Non-agency MBS, ABS and CMOs, confirm in Response that there is not a significant investment in illiquid. Provide current percentages for Agency/Non-Agency MBS, ABS and CMO. Additionally, please advise as to how much of the non-agency MBS is investment grade and how much is not.

Fund Response: A percentage of each of the Limited Duration Fund, Moderate Duration Fund, Bond Fund and Strategic Enhanced Yield Fund is invested in agency CMOs. The Funds also consider most of the non-agency mortgage securities they invest in to be CMOs. None of the Fund’s has a significant investment in illiquid securities.

The Limited Duration Fund currently holds about 19% of its net assets in agency ABS/MBS/CMO, 18% in non-agency MBS/CMO, of which 16% is investment grade and 2% is high yield, and 14% in non-agency ABS, of which 13% is investment grade and 1% is high yield. In accordance with its prospectus, the Fund only invests in securities that are investment grade at the time of purchase, or, if not rated, found by the Adviser under guidelines approved by the CHF’s Board of Trustees to be of comparable quality at the time of purchase. All of the securities rated below investment grade were of investment grade quality at time of purchase.

The Moderate Duration Fund currently holds about 20% of its net assets in agency MBS/CMO, 9% in non-agency MBS/CMO, of which 6% is investment grade and 3% is high yield, and 5% in ABS, of which 5% is investment grade and 0% is high yield. In accordance with its prospectus, the Fund only invests in securities that are investment grade at the time of purchase, or, if not rated, found by the Adviser under guidelines approved by the CHF’s Board of Trustees to be of comparable quality at the time of purchase. All of the securities rated below investment grade were of investment grade quality at the time of purchase.

The Bond Fund currently holds about 18% of its net assets in agency MBS/CMO, 11% in non-agency MBS/CMO, of which 9% is investment grade and 2% is high yield, and 2% in ABS, of which 2% is investment grade and 0% is high yield. In accordance with its prospectus, the Fund only invests in securities that are investment grade at the time of purchase, or, if not rated, found by the Adviser under guidelines approved by the CHF’s Board of Trustees to be of comparable quality at the time of purchase. All of the securities rated below investment grade were of investment grade quality at the time of purchase.

The Active Core Fund currently holds about 6% of its net assets in agency MBS/CMO, 5% in non-agency MBS/CMO, of which 3% is investment grade and 2% is high yield, and less than 1% in ABS, all of which is investment grade. In accordance with its prospectus, the Fund only invests in securities that are investment grade at the time of purchase, or, if not rated, found by the Adviser under guidelines approved by the CHF’s Board of Trustees to be of comparable quality at the time of purchase. All of the securities rated below investment grade were of investment grade quality at the time of purchase.

Comment #11: Statutory Prospectus – Moderate Duration Fund – Principal Investment Strategy. Explain in Response to Comments why it is appropriate for a moderate duration fund to have a duration between three and five years (“less than 5 years”).

Fund Response: The three to five year duration was intended to distinguish this Fund from a “core” fund, which would typically have a duration in excess of 5 years. The benchmark duration is 4.37 years.

Comment #12: Statutory Prospectus – Strategic Enhanced Yield – Principal Investment Strategy. Make it clear that current income is the primary objective, with capital appreciation as secondary. Also, consider revisions to more present tense now that Fund has been operational for a period of time.

Fund Response: The Principal Investment Strategy has been revised as follows:

Principal Investment Strategy

To pursue its objective, under normal circumstances, the Fund seeks total return through a combination of primarily current income and secondarily capital appreciation by allocating assets among various fixed income sectors, with no more than 65% of the Fund’s net assets in any one sector. The Adviser employs a strategy to enhance the Fund’s yield by shifting assets among higher yielding and lower yielding debt securities across sectors and different maturities based on its view of the relative value of each sector or maturity. Securities are dollar-denominated and include, but are not limited to, the following sectors: US government, foreign government, US corporate, foreign corporate, collateralized mortgage obligations, mortgage-backed securities, and asset-backed securities.

A material portion of assets may be invested in non-rated securities or securities rated below investment grade (“junk debt”). The Fund also invests in money market instruments.

Total return is defined as a percentage change, over a specified time period, in a mutual fund’s net asset value, with the ending net asset value adjusted to account for the reinvestment of all distributions of dividends and capital gains.

The Fund generally maintains a dollar-weighted average portfolio maturity of one to ten years.

Under normal circumstances, the Fund invests at least 80% of its net assets in bonds. This policy will not be changed without at least 60 days prior notice to shareholders.

Comment #13: Statutory Prospectus – Strategic Enhanced Yield – Principal Investment Strategy. Reiterate the accuracy of the Response to Comment #17 from last year now that the Fund has been operation for a period of time. Also, if liquidity risk remains applicable, enhance the disclosure.

Fund Response: The Fund has operated as anticipated and the summary provided in Response to SEC Comment #17 from last year remains accurate. The Fund expects to continue to invest a significant portion of its asset in agency and non-agency CMO and MBS, as well as ABS. While the Strategic Enhanced Yield Fund does not currently hold any agency MBS/CMO, it holds approximately 54% in non-agency MBS/CMO. In accordance with its prospectus, the Fund has invested 31% of its net assets in unrated and non-investment grade (junk) securities, including non-agency MBS and ABS.

The Liquidity Risk has been enhanced to read as follows:

•   Liquidity Risk — Certain securities may be difficult or impossible to sell at the time and the price that would normally prevail in the market. The portfolio manager may have to lower the price, sell other securities instead or forego an investment opportunity, any of which could have a negative effect on Fund management or performance. This includes the risk of missing out on an investment opportunity because the assets necessary to take advantage of it are tied up in less advantageous investments. If a Fund is required to sell securities quickly or at a particular time (including sales to meet redemption requests) the Fund could realize a loss.

Comment #14: Statutory Prospectus – Active Core – Principal Investment Strategy. Clarify the following phrase (in particular what is meant by the italicized word): “The portfolio management team of the Fund may augment its primary equity strategy by utilizing additional strategies involving Exchange Traded Funds (ETFs), including ETFs of foreign investments and emerging markets.”

Fund Response: The italicized word has been replaced with “investing in.”

Comment #15: Statutory Prospectus – Active Core – Principal Investment Risks – Currency Risks. Confirm that to the extent the Fund is invested in derivatives as part of its Principal Strategy, such investment is described in the Fund’s Principal Investment Strategy. In particular, acknowledge that the Fund is aware of the 2010 SEC Letter to ICI (Karrie McMillian) and in compliance with the same.

Fund Response: The Fund is aware of and in compliance with the referenced guidance. The Fund is not directly invested in foreign currency futures/swaps/forward contracts. It is invested in developed international and emerging market ETFs which is the source of the Fund’s currency risk, and such ETFs likely do hold some of these types of derivative instruments. As a result, the Currency Risk acknowledges that it is possible for such risk to come in the form of “derivatives that provide exposure to foreign currencies,” but, alone, derivatives such as futures/swaps/forward contracts do not represent a Principal Investment Strategy.

Comment #16: Statutory Prospectus – Mid Cap Core Equity – Principal Investment Strategy. Same question as last year - the Fund indicates, “’[e]quity securities’ for purposes of this policy refers to common stocks and securities convertible into common stock.” Confirm in Response to Comments that only convertible securities that are “in the money” are counted as equity securities for purposes of the Fund’s 80% policy.

Fund Response: The Fund confirms that only convertible securities that are “in the money” would be counted as equity securities for purposes of the 80% policy.

Comment #17: Statutory Prospectus – All Funds – Principal Investment Strategy and Risks. Please review and confirm that the Principal Investment Strategy and the Principal Investment Risks correlate (e.g., Opportunistic Fund has private placement identified in the strategy but it is not mentioned in risks).

Fund Response: The Funds have reviewed the Strategy and Risk descriptions and has added a private placement risk for the Opportunistic Fund as well as providing additional strategy detail regarding Opportunistic and World Energy Fund investment in ADR and GDR.

Comment #18: Statutory Prospectus – Opportunistic – Principal Investment Strategy. Please confirm that the term, “other markets” means “foreign markets” and make the change. Also confirm that investing in emerging markets is not a principal investment strategy.

Fund Response: The Fund has replaced “other markets” with “foreign markets” and can confirm that investing in emerging markets is not a principal investment strategy.

Comment #19: Statutory Prospectus – Opportunistic – Principal Investment Strategy. The Principal Investment Strategy includes “private placements” and the SEC Reviewer would like the Fund to add more detail regarding what that might include (e.g., hedge funds, 3c1 or 3c7 funds, REITS). In response, specify types and current percentages. To the extent appropriate, add correlating risks.

Fund Response: The Fund’s current private placement holdings are limited but it continues to evaluate possible private placement investments and anticipates future opportunities.

Comment #20: Statutory Prospectus – Opportunistic – Principal Investment Strategy. The Principal Investment Strategy includes “pooled investment vehicles” and names “other registered investment companies, exchange traded funds (“ETFs”) and exchange traded notes (“ETNs”).” Are there others? If no, specify in Response. If yes, add to Prospectus and specify in Response.

Fund Response: There are not any other pooled investment vehicles that need to be added.

Comment #21: Statutory Prospectus – Opportunistic – Principal Investment Strategy – Last Line. The SEC Reviewer would like the description to be more specific, including “junk bond” terminology. For example, given that there is a “Depository Receipts Risk,” the assumption is that investment in depository receipts is part of the strategy but it is not specified. Additional detail regarding the type of depository receipts (e.g., sponsored, unsponsored, ADR, GDR) would also be appropriate.

Fund Response: The Principal Investment Strategy states that the “Fund may invest in fixed income securities that are either not rated or rated below investment grade as defined by a nationally recognized statistical rating organization.” The Principal Investment Risks identifies “High Yield Securities Risk” and notes that such securities are commonly referred to as “junk bonds.” Both the Opportunistic Fund and the World Energy Fund Principal Investment Strategy have been revised to specifically mention sponsored and unsponsored ADR.

Comment #22: Statutory Prospectus – Principal Investment Strategy of Several Funds. Where an 80% policy is referenced and the Fund invests in derivatives, the Fund must mark to market and must also include disclosure in Item 4 or Item 9.

Fund Response: None of the Funds that have an 80% policy directly invest in futures/swaps/forward contracts that would need to be marked to market.

Comment #23: Statutory Prospectus – World Energy. Master Limited Partnership Risk is included in Principal Investment Risks but there is no reference to Master Limited Partnerships in Principal Investment Strategy.

Fund Response: The fourth paragraph of the Fund’s Principal Investment Strategy contains the following specific disclosure regarding MLPs (emphasis added): The Fund may invest in long and short positions in securities of issuers of any market capitalization, emerging market securities, American depositary receipts, European depositary receipts, global depositary receipts, and master limited partnerships (“MLPs”).

Comment #24: Statutory Prospectus – Receiving Your Money. Same Comment as #30 from last year. Review Liquidity Rule Adopting Release, page 294 and consider adding more detail regarding redemption in kind. E.g., whether redemptions are pro rata slices of assets, representative baskets or individual securities. Also consider Item 11(c)(9) of Form N-1A and associated rule-making.

Fund Response: Due to the uncertainty that would lead to CHF making in kind distributions, the manner in which such distributions might be made is similarly uncertain. Given the uncertainty, the Fund views its current disclosure as accurate and appropriate.

Comment #25: Statutory Prospectus – Contingent Deferred Sales Charges. Review last year’s response to Comment #33 and describe what was done to reconcile.

Fund Response: The comment arose from the fact that the prior footnote included the phrase, “There is, however, a contingent deferred sales charge (CDSC) of up to 1.00%” (emphasis added) which implied that in some cases the CDSC would be less than 1.00%. The reconciliation was to delete the italicized portion of the quoted phrase and simply state “1.00%.”

If you have any questions or additional comments, please call me at the number set forth above.

        /s/ Amy Newsome